SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st December, 2005, for the month of November, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:     ☑          Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐           No:     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

08.11.05 09:31 Market=OB TEL SHARE OPTION PROGRAM, REDUCTION IN TREASURY SHARES other announcements
In connection with Telenors share option programmes of 2002, 2003 and 2004 for managers and key personnel, the number of treasury shares is reduced by 335,669 from 13,679,665 to 13,343,996.
08.11.05 09:35 Market=OB TEL MELDEPLIKTIG HANDEL mandatory notification of trad
Økonomidirektør Bjørn Brenna, har den 07.11.2005 utøvet 50.000 opsjoner som ble tildelt 21. februar 2003 samt 33.333 opsjoner som ble tildelt 21. februar 2002. Utøvelseskursene er henholdsvis kroner 37,95 og 26,44. Opsjonsbeholdningen er etter utøvelse 16.667. Bjørn Brenna har 2.735 aksjer i Telenor, inkludert beholdningen til nærstående.
22.11.05 09:39 Market=OB TEL REDUCTION IN TREASURY SHARES- BONUS SHARES TO EMPLOYEES other announcements
The number of treasury shares for Telenor ASA is reduced with 81,081 in connection with a bonus program for employees related to the share offer program for Telenor employees in 2004. A total of 2,079 employees have been allotted 39 shares each.
22.11.05 09:41 Market=OB TEL MELDEPLIKTIG HANDEL mandatory notification of trad
Følgende primærinnsidere i Telenor ASA har den 22.11.05 fått tildelt 39 aksjer i Telenor. Tildelingen er i henhold til vilkår i et generelt aksjeprogram for ansatte og tildeles uten ekstra vederlag.

Fornavn Etternavn Beh inkl nærstående
Jon Fredrik Baksaas 34.736
Arve Johansen 51.230
Jan Edvard Thygesen 56.162
Morten Karlsen Sørby 7.678
Stig Eide Sivertsen 28.649
Harald Stavn 3.728
Helge Enger 1.621
Per Gunnar Salomonsen 1.896
Roger Rønning 1.221
Bjørn Brenna 2.774

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Trond Westlie
(sign.)
	Title:	CFO

Date: 1st December, 2005